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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

or

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File Number: 000-28600

A. Full title of the Plan:

    CCC INFORMATION SERVICES INC. 401(K) RETIREMENT SAVINGS & INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

  CCC INFORMATION SERVICES GROUP INC.
  World Trade Center Chicago
  444 Merchandise Mart
  Chicago, Illinois 60654-1005

REQUIRED INFORMATION

Financial Statements:

1.
Statements of Net Assets Available for Benefits, at December 31, 2000 and 1999

2.
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000

3.
Schedule I—Schedule of Assets Held for Investment Purposes as of December 31, 2000

Exhibit:

    Exhibit 23 Consent of PricewaterhouseCoopers LLP

CCC Information Services Inc.
(A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)
401(k) Retirement Savings and Investment Plan

Financial Statements and Additional Information

Years Ended December 31, 2000 and 1999

CCC Information Services Inc.
(A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)
401(k) Retirement Savings and Investment Plan

Index to Financial Statements and Additional Information

Page(s)
Report of Independent Accountants	1
Financial Statements:
Statements of Net Assets Available for Plan Benefits at December 31, 2000 and 1999	2
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2000	3
Notes to Financial Statements	4-6
Additional Information:
Schedule of Assets Held for Investment Purposes at December 31, 2000 Schedule I	7

Report of Independent Accountants

To the Participants and Administrator of
  CCC Information Services Inc.
  401(k) Retirement Savings and Investment Plan

    In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of CCC Information Services Inc. 401(k) Retirement Savings and Investment Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2000 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
June 27, 2001

CCC Information Services Inc.
(A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)
401(k) Retirement Savings and Investment Plan

Statements of Net Assets Available for Plan Benefits
As of December 31, 2000 and 1999

	2000	1999
Assets:
Investments, at fair value:
Shares of registered investment companies	$22,777,744	$21,831,012
CCC Information Services Group Inc. Stock	314,468	553,705
Participant notes receivable	583,286	384,641

Total investments	23,675,498	22,769,358

Receivables:
Participants' contribution	256,269	240,466
Employer's contribution	80,094	73,867

Total receivables	336,363	314,333

Net assets available for plan benefits	$24,011,861	$23,083,691

The accompanying notes are an integral part of these statements

CCC Information Services Inc.
(A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)
401(k) Retirement Savings and Investment Plan

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2000

Additions:
Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments:
Shares of registered investment companies	$(2,620,424)
CCC Information Services Group Inc. Stock	(435,104)
Interest on participant notes receivable	39,276
Interest and dividends	2,109,875

Total investment loss	(906,377)

Contributions:
Participants'	4,049,436
Employer's	1,128,891

Total contributions	5,178,327

Total additions	4,271,950

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(3,343,780)

Total deductions	(3,343,780)

Net increase	928,170
Net assets available for plan benefits:
Beginning of year	23,083,691

End of year	$24,011,861

The accompanying notes are an integral part of these statements

CCC Information Services Inc.
(A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)
401(k) Retirement Savings and Investment Plan

Notes to Financial Statements

1.  Description of the Plan

  General

    The CCC Information Services Inc. ("Company") 401(k) Retirement Savings & Investment Plan ("Plan") is a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code ("IRC"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is designed to provide retirement benefits for all domestic employees of the Company. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  Trustee

    The Company has appointed an officer of the Company as trustee for the Plan.

  Third Party Administrator and Custodian

    MFS Retirement Services, Inc. and Wachovia Bank perform third party administrator and custodial duties, respectively.

  Participation and Vesting

    Employees of the Company are generally eligible to participate if they are 21 years of age and are employed under a schedule equivalent to more than 20 hours per week. Employees of the Company who are 21 years of age and are employed under a schedule equivalent to 20 hours per week or less shall be eligible in the period for which the employee completes 1,000 hours of service. Members of a collective bargaining unit and nonresident aliens are, however, not eligible to participate. Effective August 1, 1998, participation may begin on the first day of each month. Effective January 1, 1999, the Company changed the vesting on the Company match contributions made after January 1, 1999. Participants were given credit for prior service with CCC on January 1, 1999 and will be fully vested after three years of service. Vesting of the Company match will be one third each calendar year and determined every January 1 based on the participant's years of service at that time. Participants are 100% vested in all company matches made prior to January 1, 1999.

  Contributions

    Plan participants may contribute annually an amount ranging between 1% and 14% of eligible compensation into any of the Plan's established investment funds, as specified in the Plan agreement. All participant contributions are subject to limitations set forth in the IRC and the regulations promulgated thereunder. Effective August 1, 1998 the matching contribution was changed to 50% match of participant contributions, up to 6% of employees' compensation. However, if the annual compensation is $33,400 or less, then the matching contribution will be 50% with no limit. The employer match begins the next month after the employee's six month anniversary date.

  Risks and Uncertainties

    The Plan provides for various investment options in any combination of several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the Statement of Net Assets Available For Plan Benefits and the Statement of Changes in Net Assets Available For Plan Benefits.

  Participant Notes Receivable

    The Plan provides for loans to participants in hardship situations, for the purchases of their primary residence and for payment of post-secondary education tuition. The loan repayment terms and interest rates are approved by the Plan Trustee. These loans reduce participant investments in their respective selected Investment Funds. Principal and interest is paid ratably through monthly payroll deductions.

2.  Significant Accounting Policies

  Withdrawals

    The Plan provides that a participant may receive a distribution only in the following circumstances: (1) the participant attains age 70 1/2, (2) the participant retires, (3) the participant separates from the Company, (4) the participant dies, (5) the participant becomes disabled, (6) the participant encounters a financial hardship as specified in the Plan, or (7) there is a Qualified Domestic Relations Order issued by a court against the participant.

  Basis of Accounting

    The financial statements of the Plan are prepared under the accrual method of accounting.

  Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in assets, liabilities and changes therein. Actual results could differ from those estimates.

  Investment Valuation and Income

    The Plan's investments are stated at fair value. Shares of registered investments companies, as well as the Company stock are valued at quoted market prices. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    Net depreciation in the fair value of investments includes both net realized gains and losses in investments sold and the unrealized appreciation or depreciation on those investments held at year end.

  Payment of Benefits

    Benefits are recorded when paid.

  Expenses of the Plan

    The Company has paid expenses incurred by the Plan Administrator or Custodian in the administration of the Plan. The Company may elect, at any time, to charge Plan administration expenses to the Plan.

  Plan Termination

    Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the Plan's assets will be distributed to participants in accordance with the Plan's provisions.

3.  Investments

    Participants can choose to invest in increments of 1% in any of the twelve investment options. The following tables present investments that represent 5 percent or more of the Plan's net assets at December 31:

	2000	1999
Massachusetts Investors Trust	$4,792,268	$5,489,534
MFS New Discovery Fund	3,992,079	3,741,862
Massachusetts Investors Growth Stock Fund	3,752,393	3,757,457
MFS Capital Opportunities Fund	2,687,710	2,732,227
MFS Total Return Fund	2,354,478	2,077,028
MFS Strategic Growth Fund	1,487,870	—
American Funds Europacific Growth Fund	1,282,525	1,313,210
MFS Institutional Fixed Fund	1,263,858	—

    Participants may make changes to their investment allocation at any time.

4.  Tax Status

    The Internal Revenue Service has determined and informed the Company by a letter dated June 20, 1997, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.  Related Parties

    Certain Plan investments are shares of mutual funds managed by MFS Investment Management, of which the plan administrator, MFS Retirement Services, Inc. is a subsidiary. The common stock of CCC Information Services Group Inc. is an investment of the Plan. CCC Information Services Inc., the sponsor of the Plan, is a wholly-owned subsidiary of CCC Information Services Group Inc. and therefore, these transactions qualify as party-in-interest.

Schedule I

CCC Information Services Inc.
(A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)
401(k) Retirement Savings and Investment Plan

Schedule of Assets Held for Investment Purposes
At December 31, 2000

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investments	Current Value
*	Massachusetts Investment Trust	Mutual Fund	$4,792,268
*	MFS New Discovery Fund	Mutual Fund	3,992,079
*	Massachusetts Investors Growth Stock	Mutual Fund	3,752,393
*	MFS Capital Opportunities Fund	Mutual Fund	2,687,710
*	MFS Total Return Fund	Mutual Fund	2,354,478
*	MFS Strategic Growth Fund	Mutual Fund	1,487,870
	American Funds Europacific Growth Fund	Mutual Fund	1,282,525
*	MFS Institutional Fixed Fund	Mutual Fund	1,263,858
*	MFS Bond Fund	Mutual Fund	750,659
*	Plan Participants	Participant Loans**	583,286
*	CCC Information Group Services Inc.	Common Stock	314,468
	Kemper Dremen High Return Equity Fund	Mutual Fund	232,600
*	MFS Research Fund	Mutual Fund	181,304

	Total		$23,675,498

*
Denotes party-in-interest

**
Interest rates range from 8.75% to 10.5%

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2001	CCC Information Services Group Inc.
	By:	/s/ OLIVER G. PRINCE, JR.
	Name:	Oliver G. Prince, Jr.
	Title:	Senior Vice President Human Resources

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REQUIRED INFORMATION
Report of Independent Accountants
SIGNATURES